UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2007.

Commission File Number 000-51341

Gentium S.p.A.

(Translation of registrant’s name into English)

Piazza XX Settembre 2, 22079 Villa Guardia (Como), Italy

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F □

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes □ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Description of events affecting the Registrant are set forth in Registrant’s press release, dated February 1, 2007, attached hereto as Exhibit Number 1.

On December 20, 2006, the Company obtained three loans from Banca Intesa S.p.A.  The first of these loans is in the amount of Euro 230,000.00 (US $299,000.00) for a term of 60 months.  Principal and interest payments are due in quarterly installments.  The interest rate is variable, based on the 3-month Euribor, increased by 1 percentage point.

The second loan is in the amount of Euro 500,000.00 (US $650,000.00) for a term of 60 months.  Principal and interest payments are due in monthly installments.  The interest rate is variable, based on the 3-month Euribor, increased by 1 percentage point.

The third loan is in the amount of Euro 225,000.00 (US $292,500.00) for a term of 57 months, to be used within six (6) months for investments in the innovation of products and/or production processes or to buy manufacturing equipment.  Principal and interest payments are due in quarterly installments.  The interest rate is variable, based on the 3-month Euribor, increased by 0.8 of a percentage point.

Exhibit	Description

1	Press release, dated February 1, 2007
2	Loan Agreement for Euro 230,000 with Banca Intesa S.p.A., dated December 20, 2006
3	Loan Agreement for Euro 500,000 with Banca Intesa S.p.A., dated December 20, 2006
4	Loan Agreement for Euro 225,000 with Banca Intesa S.p.A., dated December 20, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GENTIUM S.P.A.

By:	/s/ Gary G. Gemignani
Name: Gary G. Gemignani Title: Executive Vice President and Chief Financial Officer

Date: February 1, 2007

INDEX TO EXHIBITS

Exhibit	Description

1	Press release, dated February 1, 2007
2	Loan Agreement for Euro 230,000 with Banca Intesa S.p.A., dated December 20, 2006
3	Loan Agreement for Euro 500,000 with Banca Intesa S.p.A., dated December 20, 2006
4	Loan Agreement for Euro 225,000 with Banca Intesa S.p.A., dated December 20, 2006